                                [CELANESE LOGO]

                                   CELANESE AG
                             FRANKFURTER STRASSE 111
                            61476 KRONBERG IM TAUNUS


                               ISIN: DE 0005753008
                      Securities Identification No. 575 300


                                   INVITATION
                          TO THE ANNUAL GENERAL MEETING
                                 OF CELANESE AG


                               Dear Shareholders,

                           We invite you to attend the

                             ANNUAL GENERAL MEETING

                                       of

                                   CELANESE AG

                      ON THURSDAY, MAY 19, 2005, 10:00 A.M.

                                       at

                               Luise-Albertz-Halle
                               Duppelstra(beta)e 1
                  (entrance 'Hauptfoyer 1' / Danziger Strasse)
                                46045 Oberhausen

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                                      -2-

Should it not be possible to finalize the Agenda on that day, the Annual General Meeting will be continued at the same venue

                       ON FRIDAY, MAY 20, 2005, 10:00 A.M.


                                     AGENDA


1. PRESENTATION OF THE AUDITED ANNUAL FINANCIAL STATEMENTS AND THE MANAGEMENT REPORT OF CELANESE AG AS WELL AS THE CONSOLIDATED FINANCIAL STATEMENTS AS APPROVED BY THE SUPERVISORY BOARD AND THE GROUP MANAGEMENT REPORT FOR THE SHORT FISCAL YEAR FROM JANUARY 1, 2004 TO SEPTEMBER 30, 2004, INCLUDING THE REPORT OF THE SUPERVISORY BOARD


2. RESOLUTION ON THE RATIFICATION OF THE ACTIONS OF THE MEMBERS OF THE BOARD OF MANAGEMENT

     The Board of Management and the Supervisory Board propose that the actions of the members of the Board of Management be ratified for the short fiscal year from January 1, 2004 to September 30, 2004.


3. RESOLUTION ON THE RATIFICATION OF THE ACTIONS OF THE MEMBERS OF THE SUPERVISORY BOARD

     The Board of Management and the Supervisory Board propose that the actions of the members of the Supervisory Board be ratified for the short fiscal year from January 1, 2004 to September 30, 2004.

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                                      -3-


4.   ELECTION OF THE AUDITORS

     On the basis of a resolution adopted by its Finance & Audit Committee, the Supervisory Board proposes that KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprufungsgesellschaft, Berlin and Frankfurt am Main, be elected as the auditor for the annual financial statements and the consolidated financial statements for the fiscal year 2004/2005 (October 1, 2004 to September 30, 2005).

5.   AMENDMENTS OF THE ARTICLES OF ASSOCIATION

     A) AMENDMENT OF SS. 11 OF THE ARTICLES OF ASSOCIATION (PLACE OF THE GENERAL MEETING)

         According to ss. 11 of the Articles of Association the general meeting is either held at the place of the registered office of the Company, or in cities of the Federal Republic of Germany in which a stock exchange operates, or in German cities having at least 500,000 inhabitants, or in German cities with no less than 100,000 inhabitants in which the Company or one of its affiliates has a place of business. In order to simplify this provision and to make it more flexible, ss. 11 of the Articles of Association shall henceforth provide that general meetings of the Company shall be held at the registered office of the Company or in a German city with a population of at least 100,000.

         The Board of Management and the Supervisory Board therefore propose that the following resolution be adopted:

         ss. 11 of the Articles of Association is revised as follows:

                                              'ss. 11 Place

         The General Meeting shall be held at the place of the registered office of the Company or in a domestic city with a population of at least 100,000.'

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                                      -4-

     B) AMENDMENT OF SS. 12 OF THE ARTICLES OF ASSOCIATION (NOTICE OF GENERAL MEETING) AND OF SS. 13 (1) SENTENCE 2 OF THE ARTICLES OF ASSOCIATION (RIGHT TO ATTEND GENERAL MEETINGS/CALCULATION OF NOTICE PERIOD)

         ss. 12 of the Articles of Association provides that notice of the general meetinG shall be given at least one month prior to the day by the end of which the shareholders have to register for attending the general meeting; the term of notice shall not include the day on which notice is given nor the last day of the registration period. ss. 13 (1) sentence 2 of the Articles of AssociatioN provides that if the last day of the notice period is a Sunday, a Saturday or a public holiday recognized by law at the registered seat of the Company, notice must be made no later than on the following workday.

         On November 17, 2004 the German Federal Government put forward a `bill on company integrity and the modernization of the law regarding legal actions against resolutions of general meetings' (Entwurf eines Gesetzes zur Unternehmensintegritat und Modernisierung des Anfechtungsrechts, hereinafter 'UMAG'). According to this bill, notice to a general meeting shall be given 30 days prior to the date of the general meeting. The notice period shall not include the day of the general meeting. Should the articles of association provide that shareholders need to register with the company in order to attend the general meeting, for the purpose of calculating the notice period, the date of the general meeting shall be replaced by the last day on which the shareholders have to register prior to the general meeting. If the registration or notice period does not expire on a workday, the workday prior to the expiry shall be decisive with regard to the registration to attend the general meeting and the giving of notice; this workday shall be included in the calculation of the registration and notice periods.

         According to the Federal Government's bill of the UMAG, its provisions shall come into force on November 1, 2005 and, therefore, prior to the next annual general meeting of the Company in the year 2006. Therefore, the Company in-

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                                      -5-


         tends to establish already in this General Meeting the conditions to adjust the Articles of Association to the changed legal rules. The Board of Management, however, shall apply for registration of the amendments of the Articles of Association in the commercial register only after the UMAG will have come into force.

         The Board of Management and the Supervisory Board propose that the following resolutions be adopted:

         aa)   ss. 12 of the Articles of Association is revised as follows:

                     'ss. 12 Notice of General Meetings

               Notice of the General Meeting shall be given at least 30 days prior to the day by the end of which the shareholders have to register with the Company prior to the Meeting.'

         bb) ss. 13 (1) sentence 2 of the Articles of Association is repealed. Thereby, ss. 13 (1) of the Articles of Association is revised as follows:

                    'ss. 13 Right to Attend General Meetings

               (1) Those shareholders who are registered in the share register on the day of the General Meeting and who have notified the Company no later than on the seventh day before the General Meeting shall be entitled to attend the General Meeting and to exercise voting rights. The Board of Management can fix a shorter period in the invitation to the General Meeting; however, there must be at least two calendar days between the day of the notification and the day of the General Meeting.'

         The Board of Management is hereby instructed to apply for registration of the aforesaid amendments of the Articles of Association in the commercial register
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                                      -6-

         only after a corresponding change of the law through the enactment of the UMAG will have come into force.

     C)  AMENDMENT OF SS. 13 (2) OF THE ARTICLES OF ASSOCIATION (GRANTING OF
         PROXY)

         ss. 13 (2) sentence 2 of the Articles of Association provides that a proxy caN also be granted by using electronic media or by fax, if neither a credit institute nor a shareholders' association is mandated. According to ss. 13 (2) sentence 2, the details for granting the proxy shall be announced together with the notice to the General Meeting. For the last few shareholders' meetings our shareholders rarely used the possibility to grant proxies by electronic media. In contrast, the Company has to bear high costs for providing the personnel and the technical facilities to enable the electronic granting of proxies. These costs are disproportional in relation to the small number of proxies granted by electronic media.

         The Board of Management and the Supervisory Board therefore propose that the following resolution be adopted:

         In ss. 13 (2) sentence 2 of the Articles of Association the words `by usinG electronic media or' are deleted. Thereby, ss. 13 (2) of the Articles oF Association is revised as follows:

                                `ss. 13 Right to Attend General Meetings

         (2) The right to vote can be exercised by proxy. If neither a credit institute nor a shareholders' association are to be granted such proxy, power of attorney can be granted, in a manner to be determined by the Board of Management, also by fax. The details for granting the proxy shall be announced in the publication for the announcements of the Company together with the convocation of the General Meeting.'

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                                      -7-


     D) SUPPLEMENT TO SS. 14 OF THE ARTICLES OF ASSOCIATION (CHAIRMAN OF GENERAL MEETINGS)

         The Federal Government's bill of the UMAG also envisages an amendment to the rules governing the course of a general meeting. According to the bill the chairman of the general meeting can be authorized in the articles of association to reasonably limit the time for the shareholders to make use of their right to ask questions and of their right to speak. In order to establish a clear-cut basis for such measures in the Articles of Association and in order to ensure an orderly course of the general meeting in an appropriate time, the Company intends that already in this General Meeting the Articles of Association be supplemented by such an authorization of the chairman of the general meeting. However, the Board of Management shall apply for registration of the amendment of the Articles of Association in the commercial register only after the UMAG will have come into force.

         The Board of Management and the Supervisory Board therefore propose that the following resolution be adopted:

         ss. 14 of the Articles of Association is supplemented by a new section
         (3) whicH reads as follows:

                                  `ss. 14 Chairman of General Meetings

         (3) The Chairman of the Meeting shall be authorized to set a reasonable time limit for the shareholders' use of their right to ask questiOns and of their right to speak. In particular, he shall be authorized to set at the beginning of the General Meeting or during its course a reasonable time limit for the entire course of the General Meeting, for an individual agenda item or for the individual speaker.'

         The Board of Management is hereby instructed to apply for registration of the aforesaid amendment to the Articles of Association in the commercial register

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                                       -8-

         only after a corresponding change of the law through the enactment of the UMAG will have come into force.


6. CONFIRMATION OF THE RESOLUTIONS OF THE EXTRAORDINARY GENERAL MEETING ON JULY 30/31, 2004 CONCERNING THE APPROVAL OF THE DOMINATION AND PROFIT AND LOSS TRANSFER AGREEMENT WITH BCP CRYSTAL ACQUISITION GMBH & CO. KG (NOW KNOWN AS CELANESE EUROPE HOLDING GMBH & CO. KG) AS WELL AS ON THE CHANGE OF THE FISCAL YEAR

     Celanese AG as the dominated company und BCP Crystal Acquisition GmbH & Co. KG (now known as Celanese Europe Holding GmbH & Co. KG, hereinafter `BCP'), as the dominating company, entered into a domination and profit and loss transfer agreement on June 22, 2004.

     Thereupon, on July 31, 2004, the extraordinary general meeting of Celanese AG passed the following resolutions on the agenda items 1 and 2 of the extraordinary general meeting held on July 30/31, 2004:

     (1) `The domination and profit and loss transfer agreement between Celanese AG and BCP as of June 22, 2004 is approved.'

     (2) `Effective as of September 30 / October 1, 2004, the fiscal year will be changed to commence respectively on October 1 and end on September 30 of the subsequent year. The period commencing January 1, 2004 and ending September 30, 2004 is a short fiscal year.

         ss. 5 of the Articles of Association is amended as follows: 'The fiscal year oF the Company shall commence on October 01 and end on September 30 of the following year. The period from January 01, 2004 to September 30, 2004 is a short fiscal year. '

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                                      -9-

         The wording of the domination and profit and loss transfer agreement to which reference was made in the resolution of the extraordinary general meeting of July 30/31, 2004 on the then agenda item 1 is set forth below after this agenda item of this Invitation to the Annual General Meeting.

         Against the background of the lawsuits, initiated by minority shareholders, to have the resolutions of the extraordinary general meeting held on July 30/31, 2004 set aside and declared null and void, which are pending before the District Court of Frankfurt a.M. (docket number: 3-05 O 112/04), the Board of Management and the Supervisory Board propose that the following resolutions be adopted:

         a) The resolution of the extraordinary general meeting of July 30/31, 2004 on the approval of the domination and profit and loss transfer agreement between Celanese AG and BCP as of June 22, 2004 is confirmed according to sec. 244 sentence 1 of the German Stock Corporation Act (Aktiengesetz).

         b) The resolution of the extraordinary general meeting of July 30/31, 2004 on the change of the fiscal year of the Company, the creation of a short fiscal year from January 1, 2004 to September 30, 2004 as well as the corresponding amendment of ss. 5 of the Articles of Association is confirmed according tO sec. 244 sentence 1 of the German Stock Corporation Act (Aktiengesetz).

                                           ---------


         From the calling for the Annual General Meeting the following documents will be available for inspection by the shareholders in the offices of Celanese AG, Frankfurter Strasse 111, 61476 Kronberg im Taunus. Upon request, every shareholder will promptly receive a copy of these documents free of charge. The documents are:

         concerning agenda item 1:

         o the annual financial statements and the consolidated financial statements as well as the management report of the Company, the group management report

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                                      -10-

               and the report of the Supervisory Board, each for the short fiscal year from January 1, 2004 to September 30, 2004 concerning agenda item 6:

         o the confirmation report of the Board of Management of Celanese AG to which attached are, amongst others, an information report by Ernst & Young AG, Wirtschaftsprufungsgesellschaft, Frankfurt a.M. (hereinafter `Ernst & Young'), as well as a statement by PwC Deutsche Revision Aktiengesellschaft
               Wirtschaftsprufungsgesellschaft, Frankfurt a.M. (hereinafter `PwC'),

         o the domination and profit and loss transfer agreement between Celanese AG and BCP as of June 22, 2004,

         o the annual financial statements and management reports as well as the consolidated annual financial statements and group management reports of Celanese AG for the fiscal years 2001, 2002 and 2003,

         o the opening balance sheets of BCP and of BCP Management GmbH (now known as Celanese Europe Management GmbH) per December 11, 2003 and October 22, 2003, respectively, as well as the annual financial statements of BCP and of BCP Management GmbH for the short fiscal year up to December 28, 2003, as well as the interim accounts for BCP and for BCP Management GmbH per May 31, 2004,

         o the joint report issued pursuant to sec. 293a German Stock Corporation Act (Aktiengesetz) by the Board of Management of Celanese AG and the managing directors of BCP Management GmbH, acting as the sole general partner of BCP,

         o the expert opinion delivered by Ernst & Young on the value of Celanese AG,

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                                      -11-

         o the report issued pursuant to sec. 293e German Stock Corporation Act (Aktiengesetz) by the court appointed contract auditor PwC, and

         o the comfort letter (Patronatserklarung) of BCP Caylux Holdings Luxembourg S.C.A.

        The domination and profit and loss transfer agreement which was approved by the extraordinary general meeting of the Company on July 30/31, 2004, and to which reference is made in agenda item 6 of this Invitation, reads as follows:


               `DOMINATION AND PROFIT AND LOSS TRANSFER AGREEMENT

                                     between

                BCP Crystal Acquisition GmbH & Co. KG, Stuttgart

                                    - `BCP' -

                                       and

                           Celanese AG, Kronberg i.T.

                                 - `Celanese' -

                                      ss. 1
                                   Management

     (1) Celanese shall submit the management of its company under the control of BCP.

     (2) In accordance with this, BCP shall be entitled to give instructions to the management board of Celanese with respect to the management of the company.

                                      ss. 2
                                 Profit Transfer

     (1) Celanese is obligated to transfer its entire profits to BCP. Subject to the creation or dissolution of reserves in accordance with para. 2 of this ss. 2 the annual net income which would accrue without the profit transfer, reduced by a possible loss carried forward from the preceding year and the amount to be allocated to the legal reserve, must be transferred.

     (2) With the consent of BCP, Celanese may allocate parts of the annual net income to other earnings reserves (ss. 272 para 3 of the German Commercial Code), insofar as this is admissible under commercial law and economically justified by a sound commercial judgement. Other earnings reserves pursuant to ss. 272, para. 3 of the German Commercial Code created during the term of this Agreement shall be dissolved upon the demand of BCP and used to compensate an annual net loss or transferred as profits. Other reserves and profit carried forward from the time before the term of this Agreement may not be transferred as profit or used to compensate an annual net loss.

     (3) The obligation to transfer profit first applies to the entire profit of the (short) fiscal year in which this Agreement becomes valid in accordance with ss. 6, para. 2, sentence 1 (retroactive effect of the profit transfer to the beginning of the (short) fiscal year). The obligation becomes due at the end of each fiscal year and bears interest of 5% p.a. from that date.

                                      ss. 3
                               Assumption of Loss

     (1) BCP is obligated to compensate Celanese for each annual net loss that would otherwise arise during the term of this Agreement, unless such loss is compensated for by withdrawing, in accordance with ss. 2, para. 2, sentence 2, amounts from the other earnings reserves that have been allocated to them during the term of this Agreement.

     (2) ss. 2, para. 3 applies correspondingly to the obligation to compensate losses.

                                      ss. 4
                               Guaranteed Dividend

     (1) BCP hereby guarantees vis-a-vis the outside shareholders of Celanese an adequate guaranteed dividend in the form of a recurring cash payment (guaranteed dividend). This guaranteed dividend payment shall add up to a gross amount of EUR 3.27 per non-par value share for each full fiscal year minus corporation tax and solidarity surcharge in accordance with the rate applicable to each of these taxes for the fiscal year concerned, whereby this deduction is to be calculated only on the basis of the pro rata guaranteed dividend of EUR 1.45 per non-par value share, included in the gross amount, arising from profits subject to German corporation tax.

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                                      -13-

         Taking into account the circumstances at the time of the conclusion of this Agreement, 25% corporation tax plus 5.5% solidarity surcharge, that is EUR 0.38, are deducted from the pro rata guaranteed dividend of EUR 1.45 per non-par value share arising from the profits subject to German corporation tax. Together with the remaining pro rata guaranteed dividend of EUR 1.82 per non-par value share arising from profits not subject to German corporation tax and taking into account the circumstances at the time of the conclusion of this Agreement, this results in a guaranteed dividend payment in the amount of EUR 2.89 per non-par value share for a full fiscal year.

     (2) The guaranteed dividend payment shall become due on the first banking day following the annual shareholders' meeting of Celanese for the preceding fiscal year. The guaranteed dividend shall be granted beginning with the fiscal year in which this Agreement takes effect in accordance with ss. 6, para 2. If this Agreement terminates during a Celanese fiscal year or if, during the period of time for which the obligation to transfer profit in accordance with ss. 2, para. 3 applies, Celanese forms a short fiscal year, the guaranteed dividend shall be reduced pro rata temporis.

     (3) If Celanese's share capital is increased by way of conversion of the company's funds in return for the issuance of new shares, the guaranteed dividend per share shall decrease in such a way that the total amount of the guaranteed dividend remains unchanged.

     (4) If Celanese's share capital is increased by means of a contribution in cash or in kind, the rights arising from this ss. 4 shall also apply to the shares resulting from the capital increase subscribed to by outside shareholders.

     (5) In the case that proceedings concerning the adequacy of the guaranteed dividend (`Spruchverfahren') pursuant to the respective Act (`Spruchverfahrensgesetz') are initiated and the court determines a higher guaranteed dividend by non-appealable decision, the outside shareholders shall be entitled to request a corresponding supplement to the guaranteed dividend they have received, even if they have already tendered their shares in return for compensation. Likewise, all outside shareholders shall be treated equally if BCP, in a settlement to avert or terminate proceedings concerning the adequacy of the guaranteed dividend (`Spruchverfahren') pursuant to the respective Act (`Spruchverfahrensgesetz'), agrees to a higher guaranteed dividend vis-a-vis a Celanese shareholder.

                                      ss. 5
                                  Compensation

     (1) Upon demand of an outside shareholder of Celanese, BCP shall acquire his shares in return for a cash compensation of EUR 41.92 per non-par value share.

     (2) The obligation of BCP to acquire shares is limited to a specific period of time. The period of time shall expire three months after the date on which the registra-tion of this Agreement in the commercial register of Celanese shall be deemed to have been announced in accordance with ss. 10 of the German Commercial Code, but not earlier than three month after the beginning of the fiscal year of Celanese following the one commencing on January 1, 2004. An extension of the time period pursuant to ss. 305, para. 4, sentence 3 of the German Stock Corporation Act due to a motion for determination of the guaranteed dividend or the compensation by the court specified in ss. 2 Spruchverfahrensgesetz shall remain unaffected; in this case, the period of time expires two months after the date on which the decision on the last motion ruled on has been announced in the Federal Gazette.

     (3) The sale of the shares shall be free of cost for Celanese shareholders.

     (4) If, by the expiration of the time period defined in para. 2 of this ss. 5, Celanese's share capital is increased by way of conversion of the company's funds in return for the issuance of new shares, the compensation per share shall decrease in such a way that the total amount of the compensation remains the same. If Celanese's share capital is increased by means of a contribution in cash or in kind, the rights arising from this ss. 5 shall apply also to the shares resulting from the capital increase subscribed to by outside shareholders.

     (5) In the case that proceedings concerning the adequacy of the compensation (`Spruchverfahren') pursuant to the respective Act (`Spruchverfahrensgesetz') are initiated and the court determines an increased compensation by non-appealable decision, the outside shareholders shall be entitled to request a corresponding supplement to the compensation they have received, even if they have already tendered their shares in return for compensation. In the same way, all outside shareholders shall be treated equally if BCP, in a settlement to avert or terminate proceedings concerning the adequacy of the compensation (`Spruchverfahren') pursuant to the respective Act (`Spruchverfahrensgesetz'), agrees to a higher compensation vis-a-vis a Celanese shareholder.

                                      ss. 6
                             Effectiveness and Term

     (1) This Agreement is concluded subject to the consent of the supervisory board of Celanese. It also requires the consent of the shareholders' meeting of Celanese and the consent of all partners of BCP.

     (2) This Agreement shall become valid upon its registration in the commercial register at the registered office of Celanese, however not earlier than the beginning of the fiscal year of Celanese following the one commencing on January 1, 2004. ss. 2, para. 3 and ss. 3, para. 2 shall remain unaffected.

     (3) This Agreement can be terminated in writing, subject to a notice period of six months, prior to the end of a fiscal year of Celanese. This Agreement may be terminated for the first time as of the end of the fiscal year that expires at least five years after the beginning of the fiscal year in which it becomes valid in accordance with para. 2, sentence 1 of this ss. 6. In determining whether or not the notice period has been complied with, the point in time at which the letter of termination is received by the respective other party to this Agreement shall be decisive.

     (4) The right to terminate this Agreement for good cause without notice shall remain unaffected. Good causes are, in particular, those within the meaning of ss. 14, para. 1, item 3, sentence 2 of the German Corporation Tax Act and the loss of the majority of the voting rights resulting from the shares in Celanese.

                                      ss. 7
                                Final Provisions

     (1) The parties have translated this Agreement into the English language, translations in other languages may possibly follow. However, only the German language version of the Agreement is binding.

     (2) Should a present or future provision of this Agreement be or become entirely or partly invalid or impracticable, or should there be an omission in this Agreement, the validity of the remaining provisions shall not be affected thereby. The parties to this Agreement, in the place of the invalid or impracticable provision or in order to fill in the omission, undertake to agree on an appropriate provision that, within the framework of what is legally permissible, comes closest to what the parties to this Agreement intended or would have intended in accordance with the purpose of this Agreement if they had considered the point.

             Kronberg im Taunus, June 22, 2004

             Dr. Andreas Pohlmann
             Celanese AG

             Dr. Joachim Kaffanke
             Celanese AG

             Cornelius Geber
             BCP Crystal Acquisition GmbH & Co. KG

             New York, June 21, 2004

             Chinh E. Chu
             BCP Crystal Acquisition GmbH & Co. KG'


                                    ---------


CONDITIONS FOR ATTENDING THE ANNUAL GENERAL MEETING AND EXERCISING VOTING RIGHTS

To attend the Annual General Meeting and to exercise voting rights either personally or by an authorized representative, shareholders are required, according to ss. 13 of the Articles oF Association, to be registered in the share register of the Company on the day of the Annual General Meeting and to have registered with the Company to attend the Annual General Meeting by May 13, 2005, i.e. 12:00 midnight CET of that day, at the latest.

The Company will provide the shareholders registered in the share register with the items on the agenda for this year's Annual General Meeting as well as with a registration form and an authorization form.

We ask the shareholders registered in the German part of the share register to submit their registration to attend the Annual General Meeting to one of the following addresses:

By post:              Celanese AG
                      Aktionarsservice
                      c/o registrar services GmbH
                      PO Box

                      60630 Frankfurt am Main, Germany

By fax:               + 49 (0) 69 / 91 33 90 88

Via the internet:     http://www.celanese.com/de/hv

We ask the shareholders registered in the US part of the share register to submit their registration to one of the following addresses:

By post:              Mellon Investor Services, L.L.C.
                      PO Box 3671, South Hackensack
                      NJ 07606-9371, USA

By fax:               + 1 201 296 41 42

Via the internet:     http://www.celanese.com/hv

The relevant address, under which to register we kindly request our shareholders, is specified for each individual shareholder in the documents to be sent to the shareholders.

Shareholders registered in the share register can also exercise their voting rights by proxy, e.g. through a credit institute or a shareholders' association. In this case, such proxy must be registered in time for attendance. The persons entitled to attend will receive entry cards. If neither a credit institute nor a shareholders' association is to act as proxy, power of attorney can be granted in the following manner also by using electronic media or by fax: shareholders registered in the share register may grant a proxy to other persons by ordering admission tickets electronically at the above internet address as specified in the documents to be sent to the shareholders. A proxy may further be granted by ordering an admission ticket for the proxy at the above fax number as specified in the documents to be sent to the shareholders.

In addition, we offer to those shareholders who cannot participate personally to be represented in accordance with their instructions by proxies named by the Company. These proxies are employees of the Company and are authorized by the shareholders to exercise voting rights in accordance with the shareholders' instructions as to the items on the agenda. The proxies and the instructions concerning the vote can be transmitted until the end of May 13, 2005, i.e. 12:00 midnight CET of that day, in writing, by fax or via the internet, in each case at the above mailing address, fax number or internet address as specified in the documents to be sent to the shareholders.

The details regarding registration and granting of proxies are explained in the documents to be sent to the shareholders. We apologize for any inconvenience caused by the fact that we do not provide our shareholders with the opportunity to issue instructions to the proxies named by the Company until the end of the general debate but instead only until the expiry of the registration period by the end of May 13, 2005, i.e. 12:00 midnight CET of that day. It is not intended to transmit the Annual General Meeting via the Internet.

In case you would like to exercise your right as a registered shareholder to make countermotions and election proposals before the date of the Annual General Meeting, countermotions and election proposals must be exclusively addressed to the following address:

               Celanese AG
               Corporate Secretary
               Frankfurter Strasse 111
               61476 Kronberg im Taunus, Germany


               Fax: +49 (0) 69 / 30 53 67 80

               or by e-mail to: HV2005@celanese.com

Countermotions and election proposals that are addressed to a different address will not be taken into account. We will make accessible to the shareholders any countermotions and election proposals that must be made accessible and that reach us at the latest two weeks prior to May 19, 2005, on the internet in German at http://www.celanese.com/de/hv_gegenantraege and in English at http://www.celanese.com/hv_gegenantraege, always including the shareholder's name, the reasons given by the shareholder for his motion and a possible comment by the Board of Management and the Supervisory Board.

Kronberg im Taunus, in April 2005

                                   CELANESE AG
                             THE BOARD OF MANAGEMENT

                ------------------------------------------------

      This document constitutes a convenience translation of the authentic
        German version. In case of any discrepancies the German version shall be authoritative.

   The German version is available for inspection at www.celanese.com/de/hv.
             It will also be sent immediately and free of charge to
                         any shareholder upon request.


            IMPORTANT NOTICE IN ACCORDANCE WITH U.S. SECURITIES LAWS

In connection with the domination and profit and loss transfer agreement described in this document, BCP Crystal Acquisition GmbH & Co. KG (now known as Celanese Europe Holding GmbH & Co. KG) has made a mandatory offer pursuant to German law to acquire shares of Celanese AG for specified compensation. BCP Crystal Acquisition GmbH & Co. KG has filed a tender offer statement with the SEC with respect to the mandatory offer and Celanese AG has filed a solicitation/recommendation statement on Schedule 14D-9 with respect to the mandatory offer. Celanese AG shareholders are strongly advised to read the tender offer statement, the solicitation/recommendation statement on Schedule 14D-9 and other relevant documents regarding the mandatory offer filed by BCP Crystal Acquisition GmbH & Co. KG or Celanese AG, as the case may be, with the SEC because they contain important information. Celanese AG shareholders may receive these documents, free of charge at the SEC's web site, www.sec.gov. Celanese AG shareholders may also obtain documents filed by BCP Crystal Acquisition GmbH & Co. KG in connection with the mandatory offer free of charge from BCP Crystal Acquisition GmbH & Co. KG and documents filed by Celanese AG in connection with the mandatory offer free of charge from Celanese AG. This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities of Celanese AG.

               FOR HOLDERS OF ORDINARY SHARES IN THE UNITED STATES

No vote or consent of any shareholder is being sought or solicited hereby. We will ask our shareholders to confirm the resolution of the extraordinary general meeting of July 30 / 31, 2004 on the approval of the domination and profit and loss transfer agreement between Celanese AG and BCP Crystal Acquisition GmbH & Co. KG as of June 22, 2004 according to sec. 244 sentence 1 of the German Stock Corporation Act (Aktiengesetz) at the Annual General Meeting. Approval of such resolution does not require the vote or consent of any other shareholder, and no such vote or consent is being sought or requested. This document is merely a notification of the Annual General Meeting being provided for the information of other shareholders pursuant to the requirements of German law. This document does not constitute an offer to sell or a solicitation of an offer to buy any securities. None of the transactions contemplated hereby has been or will be registered under the U.S. Securities Act of 1933, as amended. No securities referred to herein may be offered or sold in the United States or to a U.S. person absent registration under such act or an applicable exemption from the registration requirements of such act.